UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-34563

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

Room A1-A5 26/F, East Zone, Hanwei Plaza

No. 7 Guanghua Road, Chaoyang District,

Beijing 100020

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒         Form 40-F   ☐

EXPLANATORY NOTE

This Report on Form 6-K is being filed by Concord Medical Services Holdings Limited (the "Company") (NYSE: CCM) to provide an update regarding the previously announced changes to the board of directors of Concord Healthcare Group Co., Ltd. ("Concord Healthcare"), a company listed on the Main Board of The Stock Exchange of Hong Kong Limited (the "HKSE") under the stock code 2453.HK.

SUBSEQUENT DEVELOPMENTS REGARDING CHANGE OF EXECUTIVE DIRECTOR

As previously disclosed, Mr. Liang Chang resigned from his position as an executive director of Concord Healthcare effective May 11, 2026, due to personal career planning considerations. In addition, Ms. Li Jiang was elected as an employee director of the board of directors of Concord Healthcare at the employee representatives' meeting held on the same day.

The Company's management is reviewing the implications of the changes to the board composition of Concord Healthcare, including whether Concord Healthcare continues to qualify as a consolidated subsidiary of the Company under applicable accounting standards.

The Company will provide further information when this review is completed or if it makes any material determination. There can be no assurance as to the timing or outcome of the review. Investors and shareholders are advised to exercise caution when dealing in the Company's securities.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company's actual results, performance, or achievements to be materially different from those expressed or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements, whether because of new information, future events, or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

By:	/s/ Jianyu Yang
Name:	Jianyu Yang
Title:	Chairman and Chief Executive Officer

Date: May 18, 2026